UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2016.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File Number 1-37548

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Manitowoc Foodservice, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

REQUIRED INFORMATION
The following financial statements and schedules of the Manitowoc Foodservice, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
New Port Richey, Florida
Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Manitowoc Foodservice, Inc.
401(k) Retirement Plan

Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator
Manitowoc Foodservice, Inc.
401(K) Retirement Plan
New Port Richey, Florida

We have audited the accompanying statement of net assets available for benefits of Manitowoc Foodservice, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Manitowoc Foodservice, Inc. 401(k) Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

Wipfli LLP
La Crosse, Wisconsin
June 29, 2017

Manitowoc Foodservice, Inc.
401(k) Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2016

2016
Assets

Investments - Interest in Manitowoc Foodservice, Inc.'s Master Trust	$236,249,724

Receivables:
Employer contributions	110,513
Participant contributions	31,233
Interest	16,360
Notes receivable from participants	3,444,478
Total receivables	3,602,584

Net assets available for benefits	$239,852,308

See accompanying notes to financial statements.	2

Manitowoc Foodservice, Inc.
401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2016

2016

Investment income - Interest in net appreciation in fair value of Manitowoc Foodservice, Inc.'s Master Trust	$26,317,020

Interest income on notes receivable from participants	148,211

Contributions:
Employer	4,232,178
Participant	7,706,767
Rollovers	494,314
Total contributions	12,433,259

Transfers from other plan	241,298,143

Deductions:
Benefits paid to participants	40,047,062
Administrative expenses	297,263
Total deductions	40,344,325

Net increase in net assets available for benefits	239,852,308
Net assets available for benefits at beginning	—

Net assets available for benefits at end	$239,852,308

See accompanying notes to financial statements.	3

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Note 1: Plan Description

The following description of the Manitowoc Foodservice, Inc. 401(k) Retirement Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On January 29, 2015, The Manitowoc Company, Inc. ("MTW") announced plans to create two independent public companies to separately operate its two businesses: its Crane business and its Foodservice business. To effect the separation, MTW first undertook an internal reorganization, following which MTW held the Crane business, and Manitowoc Foodservice, Inc. (“MFS”) held the Foodservice business. Then on March 4, 2016, MTW distributed all the MFS common stock to MTW's shareholders on a pro rata basis, and MFS became an independent publicly traded company. Effective January 1, 2016, a portion of the MTW 401(k) Retirement Plan (the “MTW Plan”) was spun off to create a separate plan for MTW's Foodservice business, the Manitowoc Foodservice, Inc. 401(k) Retirement Plan (the "Plan"). On January 1, 2016, $241,298,143 assets from the MTW Plan was transferred to the Plan.

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of Manitowoc Foodservice, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service. Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan. The fiduciary sub-committee of that Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance, and the entire Committee reports to the Board of Directors.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan. Employees’ contribution rates will increase 1% each plan year beginning with the second full year following the year they begin making deferrals to the Plan. Automatic contribution rates increase until the rate reaches a maximum of 6%. Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service (“IRS”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans. Rollovers are not matched.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

The Company matches employee contributions at the safe harbor match of 100% of the first 3% and 50% of the next 2% of eligible compensation and vest immediately. The Company also provides a discretionary profit sharing contribution. The Company did not make any profit sharing contributions in 2016. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings or losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employer matching contributions, employee contributions and related earnings or losses are fully vested immediately. Additional employer contributions vest subject to a 5-year graded vesting schedule. Participants have an ownership interest in these contributions based on the number of years of vesting service they complete.

Voting Rights

Each participant was entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and was notified by the Trustee prior to the time that such rights were to be exercised. If a participant failed to provide direction as to voting their shares on any issue, BMO Harris Bank, N.A., the trustee, voted the shares as directed by the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%. Interest rates on existing loans as of December 31, 2016 range from 4.25% to 9.25%. The term of the loan shall not exceed five years, except for the purchase of a primary residence, in which case the term of the loan shall not exceed 30 years. Principal and interest is paid ratably through payroll deductions.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Payment of Benefits

Vested benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract. In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2016, forfeited nonvested accounts totaled $53,333. These accounts will be used to reduce future employer contributions. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $0 for the year ended December 31, 2016.

Transfers to/from Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of the Company, in the Manitowoc Foodservice, Inc. Master Trust (the “Master Trust”).

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by its investments advisors and trustee. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). ASU 2017-06 clarifies presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to each period where financial statements are presented. The Company is currently evaluating the impact the adoption of the standard will have on the Plan’s financial statements and disclosures.

Subsequent Events

Subsequent events are evaluated through the date the financial statements were issued. On March 3, 2017, the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to effect a change of the Company’s name from "Manitowoc Foodservice, Inc." to "Welbilt, Inc." effective March 3, 2017 (the "Name Change"). In connection with the Name Change, the Company changed the name of the Plan to the Welbilt, Inc. 401(k) Retirement Plan effective March 6, 2017.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Note 3: Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by BMO Harris Bank, N.A., as trustee (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses. At December 31, 2016, the Plan’s interest in the net assets of the Master Trust was approximately 79%.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Net assets held by the Master Trust at December 31, 2016 are as follows:

2016

Investments with fair value determined by quoted market price:	$84,104,313
Common/collective trust funds*	214,010,225
Mutual funds	55,679
Cash	298,170,217
Net assets of the Master Trust

Less: Net assets allocated to Manitowoc Foodservice, Inc. Retirement Savings Plan	(61,920,493)

Net assets allocated to the Plan at fair value	$236,249,724
* Shown at contract value which is the relevant measurement attribute for the MFS Stable Value Fund.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Investment income and losses recognized by the Master Trust for the year ended December 31, 2016 was allocated as follows:

2016

Investment income:
Interest and dividends	$3,286,914
Net appreciation in fair value of investments	30,366,844
Less: Investment expenses of the Master Trust	(54,413)
Total investment income of the Master Trust	33,599,345

Less: Investment loss allocated to Manitowoc Foodservice, Inc. Retirement Savings Plan	(7,282,325)

Net investment income allocated to the Plan	$26,317,020

The following are the changes in net assets for the Master Trust for the year ended December 31, 2016:

2016

Interest and dividends	$3,286,914
Net appreciation in fair value of investments	30,366,844
Net investment income	33,653,758

Master Trust expenses	(54,413)

Net transfers	264,570,872
Increase in assets	298,170,217

Net Assets:
Beginning of year	—
End of year	$298,170,217

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Note 4: Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trust funds: Valued at the net asset value (“NAV”) of units held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The Stable Value Fund is a common/collective trust that holds a guaranteed investment contract. The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Mutual funds: Valued at the quoted NAV of shares held by the plan at year-end. The NAV is a quoted price in an active market.

Money market fund: Valued using $1 for the NAV. The NAV is a quoted price in an active market.

The following table set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016:

	Fair Value Measurements at December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$214,010,225	$—	$—	$214,010,225
	$214,010,225	$—	$—	$214,010,225
Investments measured at NAV (a)				84,104,313
Total assets at fair value				$298,114,538

(a) In accordance with ASC Subtopic 820-10, Fair Value Measurements, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Note 5: Net Asset Value per Share

The following table sets forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2016:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (a)	$8,010,387	$—	Daily	Written or telephone notice	1 day

Manitowoc Foodservice, Inc. Stock Fund (a)	$26,174,220	$—	Daily	Written or telephone notice	1 day

MFS Stable Value Fund (b)	$49,919,706	$—	Daily	Written or telephone notice	1 day

a)
This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock or the Manitowoc Foodservice, Inc. common stock. The price of the stock can fluctuate from day to day or month to month, and is designed for individuals who invest for the long term and can tolerate short-term volatility.

b)	The objective of this investment is to seek safety of principle and consistency of return while attempting to maintain minimal volatility.

Note 6: Party-in-Interest Transactions

Transactions involving the Company’s common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market fund, and guaranteed investment contracts managed by BMO. BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to the trustee directly for administrative expenses for 2016 and there were no fees paid to the trustee through revenue sharing for 2016. The Plan paid fees directly to Morgan Stanley Global Banking for investment advisory services in the amount of $33,077 for 2016. The Plan paid recordkeeping fees to OneAmerica in the amount of $226,808 for 2016 for the plan year ended December 31, 2016.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Note 7: Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8: Tax-Exempt Status of the Plan

The Plan was submitted to the IRS for a new determination letter on January 27, 2017. Plan management believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and had no income subject to unrelated business income tax. Accordingly, Plan management believes the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Manitowoc Foodservice, Inc.
401(k) Retirement Plan
Notes to the Financial Statements

Note 9: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 to Form 5500:

2016

Net assets available for benefits per the financial statements	$239,852,308
Deemed distributions on defaulted loans	(49,428)
Pending distributions	(142,218)

Net assets available for benefits per Form 5500	$239,660,662

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2016 to Form 5500:

2016

Net increase in net assets available for benefits per the financial statements	$239,852,308
Deemed distributions on defaulted loans	(49,428)
Pending distributions	(142,218)

Change in net assets per Form 5500	$239,660,662

Note 10: Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Plan’s EIN #47-4625716 Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant Loans*	4.25% to 9.25% notes, maturing through March 2023	$—	$3,444,478

* Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Manitowoc Foodservice, Inc. 401(k) Retirement Plan

Date: June 29, 2017	By:	/s/ Patti Chovan
Patti Chovan
Benefits Manager
Welbilt, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm